UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pineapple Energy Inc.
(Name of Issuer)

Common Stock, par value, $0.05 per share
(Title of Class of Securities)

72303P305
(CUSIP Number)

7 Mayflower Drive Basking Ridge, NJ 07920 Attn: Jeffrey J. Conroy
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72303P305
1.	Names of Reporting Persons:
Jeffrey J. Conroy
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power:	2,194,690*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	2,194,690*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,194,690*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%*
14.	Type of Reporting Person (See Instructions) IN

* There were 15,488,161 shares of common stock, par value $0.05 per share, of Pineapple Energy Inc. issued and outstanding as of September 10, 2024, based upon the information disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 10, 2024. As of the filing date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 2,194,690 shares of Common Stock, or 14.2% of the shares of Common Stock deemed issued and outstanding as of such date.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.05 per share (the “Common Stock”), of Pineapple Energy Inc., a Minnesota corporation (the “Company”). The address of the principal executive offices of the Company is 10900 Red Circle Drive, Minnetonka, Minnesota 55343.

Item 2. Identity and Background.

(a) This statement is being filed by Jeffrey J. Conroy (the “Reporting Person”).

(b) The principal business address for the Reporting Person is 7 Mayflower Drive, Basking Ridge, New Jersey 07920.

(c) The principal business of the Reporting Person is investing in securities, healthcare data analytics, rare disease forecasting, and technological consulting. The Reporting Person serves as the Founder and Managing Principal of Global HC Analytics LLC, a consulting firm focused on life sciences and healthcare data analytics, with a principal place of business of 7 Mayflower Drive, Basking Ridge, New Jersey 07920.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The 2,194,690 shares of Common Stock reported in this Schedule 13D were purchased by the Reporting Person with personal funds. The net aggregate purchase price of the shares of Common Stock was $238,154.23.

Item 4. Purpose of Transaction.

The 2,194,690 shares of Common Stock reported in this Schedule 13D were acquired for investment purposes in the ordinary course of business of the Reporting Person. The Reporting Person acquired beneficial ownership of the shares of Common Stock in the belief that the shares represented an attractive investment opportunity.

The Reporting Person expects to engage in, discussions with members of management and the board of directors of the Company (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, assets, operations, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person expects to review from time to time his investment in the Company and may, depending on the market and other conditions: (i) purchase shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of any shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by him; and (iii) engage in other plans or proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may engage in communications with members of management and the Board and may engage in communications with, among others, the Company’s shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

There were 15,488,161 shares of Common Stock of the Company issued and outstanding as of September 10, 2024, based upon the information disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 10, 2024. As of the filing date of this Schedule 13D (the “Filing Date”), the Reporting Person may be deemed to beneficially own 2,194,690 shares of Common Stock, or 14.2% of the shares of Common Stock deemed issued and outstanding as of such date.

The transactions in the Common Stock of the Company by the Reporting Person during the sixty (60) days prior to October 10, 2024, and from October 10, 2024 to the Filing Date are set forth on Schedule A attached hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such person any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2024

By:	/s/ Jeffrey J. Conroy
Jeffrey J. Conroy

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

The following table details the transactions by the Reporting Person in shares of Common Stock of the Company during the period commencing sixty (60) days prior to October 10, 2024.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share ($) (1)		Date of Purchase / Sale
Purchase of Common Stock	1,889,010	0.107	(2)	10/9/2024
Sale of Common Stock	(29,010)	0.108	(3)	10/9/2024

The following table details the transactions by the Reporting Person in shares of Common Stock of the Company during the period commencing October 10, 2024 through the Filing Date.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($) (1)		Date of Purchase / Sale
Purchase of Common Stock	350,704	0.115	(4)	10/10/2024
Sale of Common Stock	(16,014)	0.113		10/10/2024

Explanation of responses:

1.	The purchase prices reported in this Schedule A are weighted average prices. The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased and sold at each separate price within the range set forth in the footnotes below.

2.	These shares were purchased in multiple transactions at prices ranging from $0.1012 to $0.11, inclusive.

3.	These shares were sold in multiple transactions at prices ranging from $0.1085 to $0.1086, inclusive.

4.	These shares were purchased in multiple transactions at prices ranging from $0.1129 to $0.1317, inclusive.